Exhibit 99.1

Angel Studios, Inc.

Fairness Opinion for the Acquisition of
Toothy Cow Productions, LLC

Economics Partners, LLC

2050 M Street N.W., Suite 800
Washington, D.C.

November 2025

Angel Studios, Inc.

Fairness Opinion of Wingfeather Saga TV Series	Page | i

Table of Contents

I.	Introduction		1
	A.	Purpose and Scope	1
	B.	Valuation Methodology and Summary of Results	1
	C.	Limiting Conditions	2
	D.	Report Structure	2
	II.	Company Overview	4
	A.	Angel Studios	4
	B.	Competitors	4
	C.	Wingfeather Saga TV Series	4
	D.	Subject Transaction	5
	III.	Selection of Valuation Approach	6
	A.	Income Approach	6
	B.	Market Approach	6
	C.	Cost Approach	6
	D.	Selection of Applied Valuation Approach	6
	IV.	Valuation Analysis	8
	A.	Financial Projections	8
	1.	Income Attributable to the Retention of Payment to External Filmmakers	8
	2.	Income Attributable to New Acquired Guild Members	9
	3.	Income Attributable to Churn Reduction Benefit	9
	4.	Production Costs	9
	B.	Remaining Useful Life	9
	C.	Taxes	10
	D.	Discount Rate	10
	1.	Capital Structure	10
	2.	Cost of Debt	10
	3.	Cost of Equity	10
	4.	Weighted Average Cost of Capital	11
	E.	Valuation Results	11
	V.	Conclusion	12

Economics Partners, LLC
www.econpartners.com

Angel Studios, Inc.

Fairness Opinion of Wingfeather Saga TV Series	Page | ii

A.	Primary DCF Analysis	12

B.	Internal Rate of Return Analysis	13

Table of Appendices		14

Economics Partners, LLC
www.econpartners.com

Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 1

I.              Introduction

A.            Purpose and Scope

Economics Partners at Ryan (“EP” or “we”) has been engaged by the Board of Angel Studios, Inc. (“Angel Studios” or the “Company”) to render an opinion as to the fairness (”Fairness Opinion”), from a financial point of view, of the purchase price to be paid in connection with the acquisition (the “Acquisition”) of Toothy Cow Productions, LLC (“Toothy Cow”). The Acquisition primarily consists of all rights (the “Rights”) related to the television series known as Wingfeather Saga (the “Wingfeather Saga TV Series”).1

EP understands that the purchase price for the Acquisition is expected to be approximately $34.1 million (“Acquisition Price”) with an anticipated execution date for the transaction in November 2025.

B.            Valuation Methodology and Summary of Results

We computed the market value of the Rights to the Wingfeather Saga TV Series by applying an Income Approach valuation framework, where value is calculated based on the present value of projected future after-tax income attributable to these Rights as of November 1, 2025 (the “Valuation Date”). The Income Approach was determined to represent the most appropriate valuation method given the availability of a robust set of financial projections with respect to the Wingfeather Saga TV Series on which to base our valuation analysis. We were also able to identify reliable market information in deriving an estimate for the Company’s Weighted Average Cost of Capital (“WACC”) which was applied as the discount rate for our Income Approach valuation. As shown in the table below, based on the application of the valuation analysis described in this report, we conclude that the value of the Rights to the Wingfeather Saga TV Series is between $53.3 million and $92.0 million, with a base case estimate of $72.6 million as of the Valuation Date.

Table 1: Valuation Results for the Rights to the Wingfeather Saga TV Series
Values in Millions of USD

Valuation Results	Low	Base	High	Acquisition Price
Wingfeather Saga TV Series	53.3	72.6	92.0	34.1

As shown in the table above, our valuation results derived for the acquired Rights are higher than the Acquisition Price of $34.1 million, which indicates that the return on investment expected for the Rights is greater than the Company's cost of capital and, correspondingly, that investors can reasonably expect to realize positive economic value through the acquisition of the Rights at the anticipated Acquisition Price. Consequently, the Acquisition Price for the Rights to the Wingfeather Saga TV Series is determined to be fair from the perspective of Angel Studio's shareholders.

1 The Rights consist of all intellectual property owned or controlled by Toothy Cow and all production processes, contracts, rights, duties, privileges and revenue of Toothy Cow.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 2

To further confirm the fairness of the Acquisition Price, EP conducted a supplementary Internal Rate of Return (“IRR”) analysis demonstrating that the returns expected for the acquired Rights given the Acquisition Price are comparable to the returns that shareholders can reasonably expect for alternative investment opportunities. The results of our assessment regarding the fairness of the Acquisition Price are presented in detail in the conclusion of this report.

C.            Limiting Conditions

This report was prepared exclusively for the purpose of assisting the Board of Angel Studios in the financial assessment of the Acquisition Price for the Rights. This Fairness Opinion may only be used for the financial assessment of the Acquisition Price by the Board of Angel Studios. The use for any other purposes other than assessing the financial fairness of the Acquisition Price is not permitted. In particular, the Fairness Opinion does not constitute a recommendation to the public shareholders to accept or reject the offer.

EP issues this Fairness Opinion as an independent advisor and receives a common market fee for its services. EP does not receive any compensation that depends on the statements in this valuation report nor is EP entitled to receive a success fee if the proposed transaction is successfully completed. EP confirms that it is particularly qualified to issue Fairness Opinions and that it is independent of Angel Studios, Toothy Cow, as well as the persons acting in concert with them.

When preparing the Fairness Opinion, EP relied on the accuracy and completeness of the information received by the management of Angel Studios. It is further assumed that the information received has been prepared reasonably, reflecting the best and most current available estimates and good faith judgements of the Company’s management. EP’s responsibility is restricted to the careful and professional assessment and verification of the plausibility of the information and calculations provided. In providing this opinion, EP has conducted neither an audit nor a due diligence of the financial information provided.

D.            Report Structure

The remainder of this report is structured as follows: Section II provides an overview of Angel Studios, while providing further details on the Wingfeather Saga TV Series subject to this report. Section III provides an overview of the relevant alternative valuation approaches and presents the selection of the valuation method employed to determine the value of the subject Rights. Section IV summarizes the valuation analysis, while Section V presents our conclusions regarding our assessment as to the fairness of the Acquisition Price for the Wingfeather Saga TV Series.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 3

The Appendices provide supporting information used in the analysis, including detailed calculations supporting the conclusions.

Economics Partners, LLC
www.econpartners.com

Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 4

II.            Company Overview

A.            Angel Studios

Angel Studios is a Utah based media and entertainment company. Angel Studios is known for producing and distributing values based films and television content through a unique, community driven model. Originally founded as VidAngel in 2013, the company was rebranded as Angel Studios in March 2021. The company’s mission is to create and share stories that amplify light, with uplifting and values-based content that appeals to audiences often underserved by mainstream Hollywood.

Angel Studios monetizes its content through multiple channels, including theatrical releases, its proprietary streaming platform, licensing deals, merchandise and community subscriptions. Through its innovative “Angel Guild” model, the audience or members actively participate in selecting projects, helping to fund and promote content they believe in through crowdfunding and membership involvement. This participatory approach has produced several notable successes, including The Chosen, a record breaking crowdfunded television series about the life of Jesus, and Sound of Freedom, a 2023 box office hit addressing human trafficking.

In 2025, Angel Studios became a publicly traded company following its merger with Southport Acquisition Corporation, trading under the ticker “ANGX”.

B.            Competitors

The Company operates in a highly competitive media and entertainment landscape, facing challenges from much larger studios and streaming platforms with greater resources and brand recognition. Success for Angel Studios depends on selecting the right content, effectively marketing it and differentiating how the Company identifies, funds and distribute original productions. The Company faces competition from a range of entertainment video providers, including multichannel video programming distributors, film and television studios, streaming platforms, and other forms of entertainment that seek to capture for the costumers’ leisure time. Additionally, the Company competes with streaming services and content producers when acquiring content for their service.

C.            Wingfeather Saga TV Series

The Wingfeather Saga TV Series is a hand-painted, 3D animated fantasy series inspired by Andre Peterson’s bestselling children’s books, which have sold over 1.8 million copies. As the most successful crowdfunded animated family series to date, it combines adventure, wonder, and moral bravery, brought to life through its distinctive “paint-motion” virtual style. The series serves as a cross generational franchise, appealing to families who value heartfelt fantasy stories with genuine stakes and themes of redemption. As of the Valuation Date, the Wingfeather Saga TV Series has released two seasons of the show.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 5

D.            Subject Transaction

As outlined in the Introduction of this report, the Company plans to acquire Toothy Cow, which is primarily composed of the Rights to the Wingfeather Saga TV Series. The Acquisition is anticipated to close in November 2025 with an expected Acquisition Price of approximately $34.1 million.

Based on the terms agreed between the parties, the Acquisition Price is determined by multiplying the price of the Company’s shares traded on the New York Stock Exchange (“NYSE”) by a defined number of shares issued for purposes of the transaction. For purposes of quantifying the expected Acquisition Price, EP employed the trailing five-day average share price as of the Valuation Date. Table 2 below provides the derivation of the expected Acquisition Price used for purposes of rendering our Fairness Opinion.

Table 2: Derivation of the Expected Acquisition Price
Acquisition Price in Millions of USD

Row	Item	Value
a	Defined # of Shares	5,307,995
b	5-Day Avg Company Share Price	$6.42
c = a * b	Expected Acquisition Price	$34.1

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 6

III.           Selection of Valuation Approach

The economic literature on valuation provides several different approaches to valuing an asset or business enterprise: the Income Approach, the Market Approach, and the Cost Approach. In this section we provide an overview of each of these three valuation approaches and explain the criteria we used to select the approach employed in our valuation analysis.

A.            Income Approach

The Income Approach estimates value on the basis of future returns to investors over an investment horizon using empirical market data, macroeconomic and industry evidence, and the underlying fundamental trends for the subject enterprise. The concept underlying this approach is that the realistic valuation of any investment in an income-producing property is directly related to the future earnings or cash flow attributable to such property. Under the Income Approach, future cash flows are discounted to the present at an appropriate risk-adjusted market return to determine the present value of the company's income stream.

The most common form of the Income Approach utilized by valuation practitioners is the Discounted Cash Flow (“DCF”) method. An indication of value may be developed using the DCF method by discounting the expected cash flows of an asset to their present value at a rate of return that incorporates the appropriate level of risk in generating the cash flows.

B.            Market Approach

Under the Market Approach, the value of an asset or company is estimated by comparing the subject asset or company to publicly traded assets or firms in similar lines of business, as well as assets or firms which have recently been involved in publicly disclosed transactions. The analysis is used to develop multiples of market price to certain operating parameters which help derive the value of the asset or company.

C.            Cost Approach

The Replacement Cost or Cost Approach is a valuation technique that uses the concept of replacement cost as an indicator of fair value. The premise of this approach is that, in cases where a hypothetical buyer practically has the choice of buying the subject asset or acquiring or constructing a substitute asset of comparable utility, the market price for the asset would not be in excess of the cost of the latter, after adjusting for obsolescence.

D.            Selection of Applied Valuation Approach

EP considered the application of each of the three standard valuation approaches for the subject analysis and determined that the Income Approach was the most appropriate method to derive a value for the Rights to the Wingfeather Saga TV Series. As the Company was able to provide reliable, detailed financial projections related to the future income streams attributable to the Rights, we determined that we could reliably apply the Income Approach for purposes of our analysis. Further, we were able to identify market information in order to benchmark key inputs in our valuation as well as in deriving an estimate as to an appropriate risk adjusted discount rate. As a result, we employed the Income Approach as our selected valuation methodology.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 7

In an attempt to apply the Market Approach, we searched for recent transactions involving the acquisition of a TV series comparable to the subject Rights with the intention of applying a price-to-viewership valuation multiple. However, we were not able to identify recent acquisitions of comparable TV shows that had publicly disclosed acquisition prices or that had detailed viewership data upon which to apply the Market Approach. In addition, we also attempted to apply various other forms of the Market Approach based on market data of publicly traded guideline companies, but we were not able to identify sufficiently comparable market data to value the subject Rights. As a result, we did not employ the Market Approach for our valuation analysis.

The Cost Approach does not represent a viable methodology given that the costs incurred to develop the Rights do not represent the most reliable means of estimating their future value.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 8

IV.           Valuation Analysis

We selected the Income Approach as the most appropriate method to determine the value of the Rights to the Wingfeather Saga TV Series. Using the Income Approach, we derived our valuation result as the present value of the total projected post-tax net income attributed to the Rights by employing a DCF analysis. In the following subsections we present the primary inputs and financial data utilized in our Income Approach valuation analysis.

A.            Financial Projections

The starting point for our Income Approach valuation analysis was financial projections provided by the Company. The Company was able to identify three distinct categories of projected income streams attributable to the Rights. In addition to the three identified income streams, the Company also provided forecasted incremental production costs related to the development of future seasons of the show which are expected to be incurred as a result of acquiring the Rights. We aggregated the three projected income streams and subtracted the estimated projected production costs in deriving a stream of total pretax income. Using the applicable statutory tax rate, as defined later in this section, we then deducted income taxes from this pretax income stream in order to derive the total projected net income attributable to the subject Rights for our valuation analysis.

Provided below is a description of each of the three identified income streams and production costs.

1.	Income Attributable to the Retention of Payment to External Filmmakers

Currently, the Company pays a portion of gross profits earned on the Wingfeather Saga TV Series to an external filmmaker which holds the Rights. With the Acquisition of the Rights, the Company will realize a savings given the elimination of the requirement to make these payments. Using historical monthly watch time data for the Wingfeather Saga TV Series and forecasts for the total number of members subscribed to the platform, the Company quantified the future savings from the elimination of these payments based on an allocation of total projected gross profits attributable to the subject TV Series and the percentage of gross profits currently due to the external filmmakers.

The income stream generated from the savings outlined above represented the basis for creating the base case financial forecast employed in our valuation analysis. For purposes of establishing a range of results for the valuation, we derived a range of forecasted income attributable to the retention of payment to external filmmakers by varying the monthly watch time inputs described above using data provided by the Company. This range of forecasted income generated the basis for establishing the low end and high end valuation results in our analysis.

Economics Partners, LLC
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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 9

2.            Income Attributable to New Acquired Guild Members

Informed by historical data on new member acquisitions specific to the Wingfeather Saga TV Series, the Company developed projections for expected annual future acquisitions of new members resulting from its ownership of the Rights, as well as revenues attributable to these projected acquisitions.2 From this revenue stream, EP deducted incremental costs attributable to the acquired members based on data provided by the Company and also excluded the portion of revenues attributable to the retention of payments to external filmmakers in order to derive a distinct projected stream of income specific to acquired members.

3.            Income Attributable to Churn Reduction Benefit

The Company quantified the projected platform-wide impact of the Rights on the reduction of guild member churn based on historical retention rights tracked by TV show for members. Based on this analysis, the Company quantified the projected income attributable to reduced churn by multiplying the benefit to churn percentage derived for the Wingfeather Saga TV Series by projected revenues.3 From this income stream EP excluded the portion of income attributable to the retention of payments to external filmmakers in order to derive a distinct projected income stream specific to the churn reduction benefit.

4.            Production Costs

As described previously in this section, in order to derive total income employed in our valuation analysis, we aggregated the three distinct income streams described above and then deducted the estimated incremental production costs related to the development of future seasons of the Wingfeather Saga TV Series which are expected to be incurred as a result of acquiring the Rights. The forecasted production costs were based on historical production cost data in developing prior seasons of the show along with a growth rate estimate of 4.0 percent per season. The forecasted production costs represent the only other incremental costs attributable to the subject Rights that are not already captured in the three identified income streams.

B.            Remaining Useful Life

EP conducted an analysis in order to quantify the remaining useful life of the Wingfeather Saga TV series based on the number of projected future seasons to be developed for the show as of the Valuation Date. We relied on published market data related to the longevity of popular faith-based TV series as a means of benchmarking the number of expected future seasons for the subject Rights. Based on an analysis of this market data, EP concluded that it is reasonable to expect that seven future seasons will be released for the Wingfeather Saga TV Series. The Company indicated to us that it expects to release one new season of the show per year. Therefore, a remaining useful life of seven years is applied for each of the projected income streams and production costs identified in the sections above for our valuation analysis.4

2 Based on this analysis, the Company is forecasting that the Wingfeather Saga TV Series will result in the addition of 54,299 new member acquisitions to the platform over the remaining useful life of the series.

3 For the Wingfeather Saga TV Series, the benefit to churn percentage was determined to be 0.38%.

4 Refer to Appendix B for the identified faith-based TV series market data and supporting calculations underpinning the remaining useful life estimate.

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 10

C.            Taxes

We utilized a 30 percent income tax rate for our analysis, which represents a 25 percent US federal tax rate plus a blended state tax rate of 5 percent. We used this statutory tax rate to tax-affect the stream of projected pretax income in deriving the total projected net income attributable to the subject Rights for our valuation analysis.

D.            Discount Rate

We derived the discount rate for our analysis by estimating the Company’s WACC. The following subsections detail our analysis of the discount rate estimate.

1.            Capital Structure

Companies finance operations from two sources of capital: debt and equity. To find the cost of capital for a firm we must consider the capital structure (the proportion of debt and equity) and the cost of each component. It is necessary to determine a weighted sum of the cost of each capital component.

We derived our estimate for the capital structure based on the Company’s observed capital structure as of the Valuation Date. Specifically, we compared the Company’s total debt to its market capitalization as of the Valuation Date.5 Using this data, we derived a capital structure estimate for our analysis which is 8.5 percent financed by debt and 91.5 percent financed by equity.

2.            Cost of Debt

We determined the cost of debt by reference to the interest rate on the Company’s loan with Trinity Capital. The terms of the loan stipulate an interest rate of 13.5 percent.6 We tax-affected the 13.5 percent interest rate, using a 30 percent tax rate, resulting in an after-tax cost of debt estimate for our analysis of 9.5 percent.

3.            Cost of Equity

We determined the cost of equity by applying a debt-to-equity multiplier to the pre-tax cost of debt estimate outlined above. Standard financial theory suggests that over the long run, the risk associated with equity markets is likely to be greater than the risk associated with debt markets.7

5 Market capitalization was computed using a one-year average period as of the Valuation Date.

6 Specifically the term sheet for the loan with Trinity specifies that the applicable interest rate will be the greater of (a) 13.5 percent or (b) the Prime interest rate reported by the Wall Street Journal (which is currently 7 percent) plus 6 percent.

7 Damodaran, Aswath, Equity Risk Premiums (ERP): Determinants, Estimation and Implications - The 2023 Edition (March 23, 2023).

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Angel Studios, Inc.
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Therefore, we estimated the cost of equity by multiplying the Company’s identified cost of debt by the incremental market volatility observed for equities as compared to debt for the US market. This relative equity market volatility was computed as the standard deviation in returns for the US equity market divided by the standard deviation in returns for the US bond market over the latest five-year period as of the Valuation Date.8 This resulted in a debt-to-equity multiplier of 1.1.9 When applied to the pre-tax cost of debt estimate of 13.5 percent, we derived a cost of equity for our analysis of 14.9 percent.

4.            Weighted Average Cost of Capital

By weighting the cost of equity estimate of 14.9 percent and the after-tax cost of debt estimate of 9.5 percent by the capital structure described above, we derived a rounded WACC estimate for our analysis of 14.5 percent.

Table 3: Derivation of Discount Rate

Formula	Input	Result
A	Cost of Equity	14.9%
B	Cost of Debt	9.5%
C	Weight of Equity	91.5%
D	Weight of Debt	8.5%
(A*C) + (B*D)	WACC (rounded)	14.5%

E.            Valuation Results

As shown in the table below, based on the application of our Income Approach methodology as described in this section, we derived a range of valuation estimates for the Rights to the Wingfeather Saga TV Series spanning from $53.3 million to $92.0 million, with a base case estimate of $72.6 million. Appendix A presents the detailed DCF valuation analyses conducted for each of the alternative results shown in the table below.

Table 4: Valuation Results for the Rights to the Wingfeather Saga TV Series
Values in Millions of USD

	Low	Base	High
Wingfeather Saga TV Series	53.3	72.6	92.0

8 Specifically, we analyzed the standard deviation in the monthly returns for the S&P 500 Index divided by the standard deviation in the monthly returns for the Vanguard Long-Term US Bond ETF.

9 Refer to Appendix C for the market data and calculations underpinning the identified multiplier.

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 12

V.            Conclusion

The following section presents our conclusions as to the fairness of the Acquisition Price to be paid in connection with the Acquisition of the Rights to the Wingfeather Saga TV Series.

A.            Primary DCF Analysis

We assessed the fairness of the Acquisition Price to be paid for the Rights to the Wingfeather Saga TV Series by comparing the Acquisition Price to the range of valuation results derived based on the application of the DCF analysis described in the previous section.

Our analysis and conclusions are based on the standard financial principle that economic value is created for investors for those investment opportunities where the expected rate of return on investment is greater than the applicable cost of capital. As summarized below, this principle represents the foundation of our valuation analysis and conclusions with respect to the fairness of the Acquisition Price to be paid for the Rights to the Wingfeather Saga TV Series.

As detailed in this report, we derived a range of estimates for the market value of the acquired Rights to the Wingfeather Saga TV Series by computing the present value of the projected after-tax income attributable to these Rights, using a discount rate equal to the WACC of the Company.

As presented in the following table, the range of valuation results for the Rights derived through the DCF method was greater than the Acquisition Price. The fact that our valuation results for the acquired Rights are higher than the Acquisition Price indicates that the rate of return on investment expected for the Rights is greater than the Company's cost of capital and, correspondingly, that investors can reasonably expect to realize positive economic value through the Acquisition of the Rights at the Acquisition Price. Consequently, the Acquisition Price is determined to be fair from the perspective of Angel Studio's shareholders.10

Table 5: Comparison of DCF Valuation Results to the Acquisition Price
Values in Millions of USD

Valuation Results	Low	Base	High	Acquisition Price
Wingfeather Saga TV Series	53.3	72.6	92.0	34.1

10 The actual Acquisition Price may differ from the value of the Acquisition Price employed in our analysis as a result of variations in the Company’s share price between the Valuation Date and the execution date of the subject Acquisition. As demonstrated above, our conclusion of fairness is based on the premise that our range of valuation results is greater than the Acquisition Price. Given this framework, our valuation analysis will support a conclusion of fairness for the acquired Rights resulting from final Acquisition Prices computed using any share price below $10.03 as of the execution date. For reference, the Company’s share price as of the Valuation Date was $6.40.

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 13

B.            Internal Rate of Return Analysis

The results of our primary analysis outlined above confirm the fairness of the Acquisition Price for the Rights to the Wingfeather Saga TV Series given that our DCF analysis confirms that investors can reasonably expect positive economic value creation. To further confirm the fairness of the Acquisition Price, EP conducted a supplementary analysis which tests whether the returns expected for the acquired Rights given the Acquisition Price are comparable to the returns that shareholders can reasonably expect for alternative investment opportunities.

To implement this secondary analysis, we calculated the internal rate of return (“IRR”) for the Rights to the Wingfeather Saga TV Series by employing the undiscounted stream of cash flows determined in the DCF analysis in conjunction with the Acquisition Price. The primary analysis already implicitly determined that the IRRs for the Acquisition are higher than the Company's cost of capital, but this finding is explicitly shown in the following table. To assess whether the computed IRRs are favorable relative to potential alternative investment opportunities, EP identified external IRR benchmarks based on identified published sources of IRR data for the entertainment sector from private equity firms, investment managers, and independent studios.11

As presented below in Table 6, the range of IRRs determined for the acquired Rights was greater than both the Company's WACC and the identified external IRR benchmarks, which indicates that the expected returns for the Acquisition at the Acquisition Price is more favorable than returns that can reasonably be expected by shareholders from potential alternative investments. This finding further solidifies our conclusion regarding the fairness of the Acquisition Price for the Rights to the Wingfeather Saga TV Series.

Table 6: Comparison of IRR Results for the Acquired Rights to the Identified Benchmarks

IRR Results for Rights	Low	Base	High	Company WACC	External IRR Benchmarks
Wingfeather Saga TV Series	23%	32%	39%	14.5%	15% - 20%

11 Refer to Appendix D for a summary of the identified external IRR benchmark data.

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 14

Table of Appendices

Appendix	Description
A	DCF Valuation Analysis
B	Remaining Useful Life Benchmark Data
C	Market Data for the Derivation of the Equity Multiplier
D	External IRR Benchmark Data

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 15

Appendix A: DCF Valuation Analysis

Downside Projections

In Millions of USD		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Guild Royalty Payout		2.9	6.0	8.9	15.7	22.7	29.0	35.9
Benefit to Acquisition		1.8	2.8	3.6	4.4	5.2	5.9	6.6
Benefit to Churn		1.7	2.7	3.8	5.6	7.3	8.6	10.1
Total Income		6.5	11.5	16.3	25.8	35.2	43.5	52.5

Production Costs		(5.7)	(6.0)	(6.2)	(6.4)	(6.7)	(7.0)	(7.3)
Net Income		0.7	5.5	10.1	19.4	28.5	36.5	45.3

Taxes		(0.2)	(1.7)	(3.0)	(5.8)	(8.6)	(11.0)	(13.6)
Post-Tax Income		0.5	3.9	7.1	13.6	20.0	25.6	31.7

Discount Period		0.50	1.50	2.50	3.50	4.50	5.50	6.50
Discount Factor		0.935	0.816	0.713	0.623	0.544	0.475	0.415
PV of Income		0.5	3.2	5.1	8.4	10.8	12.1	13.1
NPV of Income	53.3

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 16

Base Case Projections

In Millions of USD		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Guild Royalty Payout		4.1	8.6	12.7	22.5	32.5	41.4	51.3
Benefit to Acquisition		1.8	2.8	3.6	4.4	5.2	5.9	6.6
Benefit to Churn		1.7	2.7	3.8	5.6	7.3	8.6	10.1
Total Income		7.6	14.1	20.1	32.6	44.9	55.9	67.9

Production Costs		(5.7)	(6.0)	(6.2)	(6.4)	(6.7)	(7.0)	(7.3)
Net Income		1.9	8.1	13.9	26.1	38.2	48.9	60.7

Taxes		(0.6)	(2.4)	(4.2)	(7.8)	(11.5)	(14.7)	(18.2)
Post-Tax Income		1.3	5.7	9.8	18.3	26.8	34.2	42.5

Discount Period		0.50	1.50	2.50	3.50	4.50	5.50	6.50
Discount Factor		0.935	0.816	0.713	0.623	0.544	0.475	0.415
PV of Income		1.2	4.6	7.0	11.4	14.6	16.3	17.6
NPV of Income	72.6

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Angel Studios, Inc.
Fairness Opinion of Wingfeather Saga TV Series	Page | 17

Upside Projections

In Millions of USD		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
Guild Royalty Payout		5.2	11.1	16.5	29.2	42.2	53.8	66.6
Benefit to Acquisition		1.8	2.8	3.6	4.4	5.2	5.9	6.6
Benefit to Churn		1.7	2.7	3.8	5.6	7.3	8.6	10.1
Total Income		8.8	16.6	23.9	39.3	54.7	68.3	83.3

Production Costs		(5.7)	(6.0)	(6.2)	(6.4)	(6.7)	(7.0)	(7.3)
Net Income		3.0	10.7	17.7	32.9	48.0	61.3	76.0

Taxes		(0.9)	(3.2)	(5.3)	(9.9)	(14.4)	(18.4)	(22.8)
Post-Tax Income		2.1	7.5	12.4	23.0	33.6	42.9	53.2

Discount Period		0.50	1.50	2.50	3.50	4.50	5.50	6.50
Discount Factor		0.935	0.816	0.713	0.623	0.544	0.475	0.415
PV of Income		2.0	6.1	8.8	14.3	18.3	20.4	22.1
NPV of Income	92.0

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Appendix B: Remaining Useful Life Benchmark Data

Row	Show Title	Number of Seasons	Years Aired
1	The Chosen	5	2017–Present
2	When Calls the Heart	13	2014–Present
3	Father Brown	12	2013–Present
4	Duck Dynasty	11	2012-2017
5	Heartland	19	2007–Present
6	Superbook	5	2011-2021
7	7th Heaven	11	1996-2007
8	VeggieTales	8	1993–2022
9	Touched by an Angel	9	1994–2003
10	Highway to Heaven	5	1984–1989
11	Little House on the Prairie	9	1974–1983
12	Dr. Quinn Medicine Woman	6	1993-1998
Average # of Seasons		9

a	Benchmark # of Seasons	9
b	Wingfeather Seasons to Date	2
c = a - b	Expected Future Seasons	7

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Appendix C: Market Data for the Derivation of the Equity Multiplier

			Standard Deviation
			Debt Equity
			3.98%	4.40%
Date	Vanguard Long- Term US Bond ETF	S&P 500 Equity Index	Percent Change
11/30/2020	113.6	3,621.6	-
12/31/2020	109.6	3,756.1	--4%	-4%
1/29/2021	106.4	3,714.2	-3%	-1%
2/26/2021	101.7	3,811.1	-4%	3%
3/31/2021	98.1	3,972.9	-4%	4%
4/30/2021	99.4	4,181.2	1%	5%
5/28/2021	99.5	4,204.1	0%	1%
6/30/2021	103.0	4,297.5	4%	2%
7/30/2021	105.9	4,395.3	3%	2%
8/31/2021	105.2	4,522.7	-1%	3%
9/30/2021	102.3	4,307.5	-3%	-5%
10/29/2021	103.9	4,605.4	1%	7%
11/30/2021	104.7	4,567.0	1%	-1%
12/31/2021	102.9	4,766.2	-2%	4%
1/31/2022	98.5	4,515.5	-4%	-5%
2/28/2022	95.7	4,373.9	-3%	-3%
3/31/2022	91.7	4,530.4	-4%	4%
4/29/2022	82.7	4,131.9	-10%	-9%
5/31/2022	82.6	4,132.1	0%	0%
6/30/2022	79.7	3,785.4	-3%	-8%
7/29/2022	83.0	4,130.3	4%	9%
8/31/2022	78.4	3,955.0	-6%	-4%
9/30/2022	72.0	3,585.6	-8%	-9%
10/31/2022	69.0	3,872.0	-4%	8%
11/30/2022	74.6	4,080.1	8%	5%
12/30/2022	72.4	3,839.5	-3%	-6%
1/31/2023	77.7	4,076.6	7%	6%
2/28/2023	73.5	3,970.2	-5%	-3%
3/31/2023	76.6	4,109.3	4%	4%
4/28/2023	76.9	4,169.5	0%	1%
5/31/2023	74.4	4,179.8	-3%	0%
6/30/2023	74.9	4,450.4	1%	6%
7/31/2023	73.8	4,589.0	-1%	3%
8/31/2023	71.8	4,507.7	-3%	-2%

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9/29/2023	67.1	4,288.1	-7%	-5%
10/31/2023	63.8	4,193.8	-5%	-2%
11/30/2023	69.8	4,567.8	10%	9%
12/29/2023	74.6	4,769.8	7%	4%
1/31/2024	73.6	4,845.6	-1%	2%
2/29/2024	71.5	5,096.3	-3%	5%
3/28/2024	72.3	5,254.4	1%	3%
4/30/2024	68.2	5,035.7	-6%	-4%
5/31/2024	69.9	5,277.5	3%	5%
6/28/2024	70.3	5,460.5	1%	3%
7/31/2024	72.4	5,522.3	3%	1%
8/30/2024	73.7	5,648.4	2%	2%
9/30/2024	75.2	5,762.5	2%	2%
10/31/2024	71.2	5,705.4	-5%	-1%
11/29/2024	72.6	6,032.4	2%	6%
12/31/2024	68.4	5,881.6	-6%	-2%
1/31/2025	68.8	6,040.5	1%	3%
2/28/2025	71.6	5,954.5	4%	-1%
3/31/2025	70.4	5,611.9	-2%	-6%
4/30/2025	69.4	5,569.1	-1%	-1%
5/30/2025	67.9	5,911.7	-2%	6%
6/30/2025	69.5	6,205.0	2%	5%
7/31/2025	68.9	6,339.4	-1%	2%
8/29/2025	69.0	6,460.3	0%	2%
9/30/2025	70.9	6,688.5	3%	4%
10/31/2025	71.2	6,840.2	1%	2%

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Appendix D: External IRR Benchmark Data

Row	Description	IRR (low)	IRR (high)
1	PE Entertainment & Media Return[12]	14%	18%
2	Gap/Bridge Financing in Media[13]	15%	25%
3	Portfolio Strategy for Media Financing	15%	25%
4	Slate Financing - Studios	8%	15%
5	Slate Financing - Independent Producer	15%	25%
6	Genre-Focused Portfolio - Family Animation	15%	20%
7	Film Financing -Minimum Guarantee Loans[14]	12%	18%
8	Film Financing - Gap Financing Loans	20%	20%
9	Film Financing - Bridge Loan	10%	25%
	Median Result	15%	20%

12 Wilson, Robert. “Decoding the Decade: Average 10-Year Private Equity Returns by Sector.” Platinum Ridge Management. July 13, 2025.

13 Rows 2–6 in the table correspond to the following source:

“Film and Television Investment Strategies: A Comprehensive Guide.” Co-Op General Partners.

14 Rows 7–9 in the table correspond to the following source:

“Film Finance Demystified.” Xtellus Advisors. March, 2025.

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